UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBSENSE, INC.

(Name of Subject Company (Issuer))

TOMAHAWK MERGER SUB, INC.

TOMAHAWK ACQUISITION, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Brian Sheth

Tomahawk Acquisition, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$985,115,949	$134,370

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 36,644,755 shares of voting common stock, par value $0.01 per share, at an offer price of $24.75 per share. The transaction value also includes (i) an aggregate of 1,971,511 shares subject to outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the maximum number of shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $24.75 per share, (ii) 1,154,547 shares issuable pursuant to outstanding options with an exercise price less than $24.75 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $24.75 minus such exercise price and (y) dividing such product by the offer price of $24.75 per share, and (iii) an aggregate of 31,852 shares subject to outstanding purchase rights under the Websense, Inc. Employee Stock Purchase Plan multiplied by the offer price of $24.75 per share. The calculation of the filing fee is based on information provided by Websense, Inc. as of May 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Tomahawk Acquisition, LLC, a Delaware limited liability company (“Parent”), (ii) Tomahawk Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”) and (iii) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Purchaser (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Websense, Inc., a Delaware corporation (the “Company”), at a price of $24.75 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 28, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of May 19, 2013, there were 36,644,755 Shares issued and outstanding, 5,564,038 Shares issuable upon exercise of outstanding stock option grants, 1,971,511 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units, and 31,852 Shares subject to outstanding purchase rights under the Websense, Inc. Employee Stock Purchase Plan. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 28, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 20, 2013).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 28, 2013.

(a)(5)(A)	Class Action Complaint dated May 23, 2013 (Joel Krieger v. Websense, Inc., et al.).

(a)(8)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 28, 2013.

(b)(1)	Debt Commitment Letter among Tomahawk Acquisition, LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity Company and Equitrust Life Insurance Company, dated May 19, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 21, 2013).

(d)(2)	Confidentiality Agreement, dated as of April 8, 2013, between Vista Equity Partners III, LLC and the Company.

(d)(3)	Limited Guarantee, dated as of May 19, 2013, delivered by Vista Equity Partners Fund IV, L.P. in favor of the Company.

(d)(4)	Equity Commitment Letter, dated as of May 19, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOMAHAWK MERGER SUB, INC.

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	May 28, 2013

TOMAHAWK ACQUISITION, LLC

By	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	CEO, President and Secretary
Date:	May 28, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	May 28, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 28, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 20, 2013).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 28, 2013.

(a)(5)(A)	Class Action Complaint dated May 23, 2013 (Joel Krieger v. Websense, Inc., et al.).

(a)(8)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on May 28, 2013.

(b)(1)	Debt Commitment Letter among Tomahawk Acquisition, LLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada, RBC Capital Markets, Guggenheim Corporate Funding, LLC, Guggenheim Private Debt Fund Note Issuer, LLC, NZC Guggenheim Fund LLC, Heritage Life Insurance Company, Guggenheim Life and Annuity Company and Equitrust Life Insurance Company, dated May 19, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of May 19, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 21, 2013).

(d)(2)	Confidentiality Agreement, dated as of April 8, 2013, between Vista Equity Partners III, LLC and the Company.

(d)(3)	Limited Guarantee, dated as of May 19, 2013, delivered by Vista Equity Partners Fund IV, L.P. in favor of the Company.

(d)(4)	Equity Commitment Letter, dated as of May 19, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.

(g)	None.

(h)	None.